Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup



Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C. 209 SECTION


05008749

SUPPL

Our Ref: LB/CS/24/3

Your Ref: 82-2782

25 May 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 25 May 2005.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JUN 09 2005

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Director Shareholding
Released	14:54 25-May-05
Number	PRNUK-2505


SEC MAIL
PROCESSING
RECEIVED
MAY 3 1 2005
WASH. D.C.
209
SECTION



KeldaGroup



SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of director

   Christopher Charles Fisher

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

   Christopher Charles Fisher

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

   N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person (s)

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/ single co PEP and if discretionary/ non discretionary

   Purchase

7. Number of shares/amount of stock acquired

   3,000

8. Percentage of issued class

   N/A

9. Number of shares/amount of stock disposed

   N/A

10. Percentage of issued class

    N/A

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed